
January 4, 2023

Guido Baechler
Chief Executive Officer
Mainz Biomed N.V.
Robert Koch Strasse 50
55129 Mainz
Germany

   Re: Mainz Biomed N.V.
     Registration Statement on Form F-3
     Filed December 30, 2022
     File No. 333-269091

Dear Guido Baechler:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jason Drory at 202-551-8342 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Life Sciences

cc: Tim Dockery